Exhibit 99.1

China Xiniya Fashion Limited Reports Second Quarter 2011 Financial Results

JINJIANG, FUJIAN, China—(PR NEWSWIRE)—August 18, 2011—China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE:XNY), a leading provider of men’s business casual apparel in China, today reported financial results for the second quarter of 2011. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Second Quarter 2011 Highlights

•	Total revenue in the second quarter of 2011 increased by 30.4% to RMB176.9 million—at the high-end of prior guidance of 27%-30%—as compared to RMB135.6 million in the second quarter of 2010.

•	Gross margin was 32.4% in the second quarter of 2011—within prior guidance of 32%-33%, compared to 31.5% in the second quarter of 2010.

•	Profit before taxation in the second quarter of 2011 increased by 19.7% to RMB46.5 million as compared to RMB38.9 million in the second quarter of 2010.

•

Net profit in the second quarter of 2011 increased by 3.3% to RMB35.4 million. The magnitude of this growth was adversely impacted by the increase in the Company’s effective tax rate to 23.9% in the second quarter of 2011 from an effective tax rate of 11.8% in the second quarter of 2010, due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010.

•	Earnings per ADS were $0.09 in the second quarter of 2011, which was at the high end of the prior guidance of $0.07-$0.09 per ADS.

•

Xiniya’s network of authorized retailers added 49 new retail outlets in the second quarter of 2011, as compared to 53 new retail outlets added in the second quarter of 2010. In 2010, 39% of the new stores for the year were opened in the first half of the year, while 61% of the new stores were opened in the second half.

Recent Developments

•

In August 2011, the Company announced that its board of directors has approved a $1.8 million share repurchase program of its American depositary shares (“ADS”) in the open market, subject to market conditions and other factors. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer, and Chee Jiong Ng, Xiniya’s Chief Financial Officer, have committed to purchase up to $200,000 and $50,000 of ADSs, respectively, with personal funds.

•

The Company also announced the opening of three flagship stores including: a 250-square meter (2,690 square feet) store in Zun Yi, Guizhou Province; a 490-square meter (5,270 square feet) store in Harbin, Heilongjiang Province and a 600-square meter (6,450 square feet) store in Chengdu, Sichuan Province. The Company continues to focus on Tier 2 cities, which have had higher GDP growth rates compared to Tier 1 cities, such as Beijing, based on 2010 figures as reported by official PRC websites.

Guidance

•	For the third quarter of 2011, revenue in RMB is expected to increase by 20%-24%, and gross margin is expected to be in the range of 33%-34%, compared with 35.1% in the third quarter of 2010.

•

Earnings per ADS in the third quarter of 2011 are expected to be in the range of $0.18-$0.21 compared to $0.27 in the third quarter of 2010. The decrease is due to increased shares outstanding from 50 million ADS in the third quarter of 2010 to 58 million ADS in the third quarter of 2011 and the expiration of the Company’s preferential PRC tax treatment at the end of 2010. Xiniya’s tax rate increased to 25% beginning in 2011 versus an effective tax rate of 12.6% in 2010.

•

Following a successful bi-annual sales fair held in April 2011, the Company reiterates its guidance for the full year of 2011. For the full year of 2011, revenue in RMB is expected to increase by 24%-29%, and gross margin is expected to be in the range of 34%-35%, compared with 34.5% for the full year of 2010.

•	As previously reported, Xiniya plans to increase the total number of retail outlets managed or authorized by its distributors by approximately 180 to 220 in 2011.

Mr. Qiming Xu, Chairman and Chief Executive Officer, commented, “Xiniya continues to deliver on its stated objectives given our solid sales results that came in at the high-end of guidance. We continue to expand our footprint throughout China and build our brand through targeted marketing and promotional efforts to maximize the impact of our expenditures and customer reach. Our network of exclusive distributors is on track to open between 180 to 220 new additional retail outlets this year. Furthermore, we are excited about the opening of three new flagship stores, which will further strengthen the Xiniya brand in fast growing Tier 2 cities, which are our top priority for expansion.”

Second Quarter 2011 Results

Revenue for the second quarter of 2011 was RMB176.9 million, compared with revenue of RMB135.6 million for the second quarter of 2010, which represents a 30.4% increase.

The total store count as of June 30, 2011 was 1,495. The Company places significant emphasis on opening quality stores and maintaining sustainable store expansion rates. The chart below sets forth the number of retail stores by outlet type.

	As of December 31,			As of June 30,
Outlet Type	2008	2009	2010	2011
Flagship	1	1	1	1
Managed by Distributors	30	49	68	82
Managed by Department Store Chains	257	304	326	328
Managed by Authorized Retailers	720	827	1,009	1,084

Total Store Count	1,008	1,181	1,404	1,495

Gross profit increased 34.3% to RMB57.3 million in the second quarter of 2011 from RMB42.7 million in the second quarter of 2010. Gross margin was 32.4% compared with 31.5% in the second quarter of 2010.

Interest and other income was RMB7.3 million in the second quarter of 2011 as compared to RMB0.2 million in the second quarter of 2010.

Selling and distribution expenses in the second quarter of 2011 increased to RMB13.3 million from RMB2.6 million in the prior quarter due to an increase in advertising and promotional expenses. Advertising and promotional expenses were RMB10.6 million, or 6.0% of revenue, compared with RMB0.8 million, or 0.6% of revenue, in the prior quarter. These higher expenses primarily related to the sponsorship agreement with the Company’s spokesperson, Jacky Cheung, one of the leading pop stars in China, sponsorship of Jacky Cheung’s concerts, and advertising on Chinese national television channels, CCTV5 and CCTV12.

Administrative expenses rose to RMB4.8 million in the second quarter of 2011 from RMB1.4 million in the second quarter of 2010, due to an increase in the number of administrative and sales staff, public company listing fees and share-based compensation expenses.

Profit before taxation of RMB46.5 million in the second quarter of 2011 represented an increase of 19.7% compared with RMB38.9 million in the second quarter of 2010. Operating margin was 26.3% in the second quarter of 2011 compared with 28.7% in the second quarter of 2010.

Income tax expense was RMB11.1 million, which resulted in an effective tax rate of 23.9%. This compares with income tax expense of RMB4.6 million and an effective tax rate of 11.8% in the second quarter of 2010. The increase is due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010.

Profit for the second quarter of 2011 was RMB35.4 million, compared with RMB34.3 million in the second quarter of 2010. Earnings per ADS were $0.09 in the second quarter of 2011, compared to $0.10 per ADS in the second quarter of 2010, due mainly to increased shares outstanding from 50 million ADS in the second quarter of 2010 to 58 million ADS in second quarter of 2011.

Financial Position

As of June 30, 2011, the Company had trade receivables of RMB119.4 million arising wholly from sales recognized during the second quarter of 2011. Trade receivables as of June 30, 2011 were down from RMB152.5 million as of March 31, 2011, which consisted of trade receivables entirely related to sales recognized during the first quarter of 2011. Trade receivables outstanding as of March 31, 2011 had been fully collected as of June 30, 2011.

As of June 30, 2011, the Company had restricted time deposits with a bank in the amount of RMB15.0 million for the purpose of providing collateral for the short-term bank loans. The Company’s short-term bank loans in the amount of RMB15.0 million outstanding as of June 30, 2011 were fully repaid in July 2011.

The increases in other receivables and prepayments as well as other payables and accruals were mainly due to prepayments to the suppliers amounting to RMB154.3 million. This prepayment was funded primarily by deposits and prepayments collected from distributors for April 2011 sales fair orders amounting RMB124.8 million. The prepayments to the suppliers are for goods to be delivered to the Company during the second half of 2011. The Company will deliver the goods received from suppliers to its distributors over the same period. This process enables the Company’s suppliers to procure raw materials in advance and at lower prices while also enabling the Company to maintain price competitiveness in the market.

Outlook for 2011

Based on its planned production and delivery schedule, Xiniya expects to realize revenue growth in the third quarter of 2011 of approximately 20%-24% in RMB terms compared to the same period in 2010.

Gross margin in the third quarter of 2011 is expected to be in the 33%-34% range, compared with 35.1% in the third quarter of 2010. The expected decrease in gross margin in the third quarter of 2011 is mainly due to the impact of Xiniya’s restructuring of its authorized retail network such that department store chains operated by department store operators are supervised by distributors from 2011 onwards, a process Xiniya completed by the end of 2010 and which is expected to increase sales rebates in 2011, thereby negatively impacting its gross margin.

For the full year of 2011, Xiniya expects to realize revenue growth of approximately 24%-29%, which is expected to be mainly attributable to overall increases of approximately 10%-13% in unit volume and approximately 12%-14% in average selling prices.

Gross margin for the full year of 2011 is expected to be in the range of 34%-35%, compared with 34.5% for the full year of 2010.

Momentum of new store openings remains strong. As of the end of June 2011, Xiniya’s network of authorized distributors added 91 new stores, as compared to 87 new stores during same period in 2010. As of the end of July 2011, a total of 107 new retail stores had been added, compared to 106 new stores added in the first seven months of 2010. In 2010, 39% of the new stores for the year were opened in the first half of the year, while 61% of the new stores were opened in the second half. For the full year 2011, as reported previously, Xiniya targets to add a total of 180 to 220 new stores to its authorized retail network.

Conference Call

Xiniya will host a conference call and live webcast at 8 am Eastern Standard Time (EST) (8 pm Beijing time on August 18, 2011.

The dial-in details for the live conference call are as follows:

•	Participant Dial-In (Toll Free USA): 1-866-519-4004

•	International Dial In: + 1-718-354-1231

•	China Domestic Mobile: 400-620-8038

•	China Domestic: 800-819-0121

•	Hong Kong Toll Free: 800-930-346

Conference ID: XNY

A live webcast of the conference call will be available in the investor relations section of the Company’s website at: http://ir.xiniya.com.

A telephone replay of the call will be available 1 hour after the end of the conference through August 25, 2011 at 8:00 AM EDT.

The dial-in details for the replay are as follows:

U.S. Toll Free Number: 1-866-214-5335

International dial-in number: 1-718-354-1232

Conference ID: 92204748

Use of Non-IFRS Financial Measures

The Company has included in this press release certain non-IFRS financial measures, including measures that exclude share-based compensation. The Company believes that both management and investors benefit from referring to these non-IFRS financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-IFRS financial measures on a stand-alone basis or as a substitute for IFRS measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of IFRS measures with non-IFRS measures also included herein.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.4635 on June 30, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on June 30, 2011, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 28 distributors. Its products are sold to consumers at over 1,490 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Kimberly Minarovich

Telephone: +1 212-618-1978

Email: kminarovich@christensenir.com

or

Linda Bergkamp

Telephone: +1 480 614-3000

Email: lbergkamp@christensenir.com

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Chinese Renminbi Yuan, except share, per share and per ADS amounts)

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011
	unaudited	unaudited	unaudited	unaudited

Revenue	135,626	176,876	258,059	336,187
Cost of sales	(92,946)	(119,565)	(175,648)	(225,282)

Gross profit	42,680	57,311	82,411	110,905

Interest and other income	195	7,259	428	9,178
Selling and distribution expenses	(2,645)	(13,263)	(4,871)	(22,411)
Administrative expenses	(1,366)	(4,804)	(2,442)	(8,299)

Profit before taxation	38,864	46,503	75,526	89,373
Income tax expense	(4,587)	(11,096)	(9,635)	(21,893)

Profit for the period	34,277	35,407	65,891	67,480

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	—	(6,170)	—	(10,230)

Total comprehensive income for the period	34,277	29,237	65,891	57,250

Earnings per share—basic and diluted (in RMB)	0.17	0.15	0.33	0.29
Earnings per ADS—basic and diluted (in USD)	0.10	0.09	0.20	0.18

Weighted average shares outstanding in the period	200,000,000	232,000,000	200,000,000	232,000,000
Weighted average ADS outstanding in the period	50,000,000	58,000,000	50,000,000	58,000,000

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Chinese Renminbi Yuan)

	As at December 31, 2010	As at June 30, 2011
		(unaudited)
Assets
Non-current assets
Property, plant and equipment	1,642	11,965
Prepayments	5,018	2,769

Total non-current assets	6,660	14,734

Current assets
Cash and cash equivalents	862,797	780,257
Time deposits held at banks with maturity over three months	—	151,000
Restricted time deposits	—	15,000
Trade receivables	221,356	119,404
Inventories	5,658	24,000
Other receivables and prepayments	5,054	170,887

Total current assets	1,094,865	1,260,548

Total assets	1,101,525	1,275,282

Equity and liabilities
Equity
Share capital	77	77
Additional paid-in capital	529,650	529,650
Statutory reserve	69,351	69,351
Foreign currency translation differences	—	(10,230)
Retained earnings	403,754	471,655

Total equity	1,002,832	1,060,503

Current liabilities
Short-term bank loans	—	15,000
Trade payables	46,358	48,569
Other payables and accruals	38,378	140,114
Current income tax payable	13,957	11,096

Total current liabilities	98,693	214,779

Total equity and liabilities	1,101,525	1,275,282

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Chinese Renminbi Yuan)

	Six Months Ended June 30,
	2010	2011
	unaudited	unaudited
Cash flows from operating activities:
Profit before taxation	75,526	89,373
Adjustments for:
Depreciation of property, plant and equipment	207	198
Loss on disposal of property, plant and equipment	351	—
Share-based compensation	—	421
Interest income	(428)	(5,624)
Foreign exchange gains	—	(2,912)
Interest expense	—	959

Operating profit before working capital changes	75,656	82,415
Decrease in trade receivables	34,948	101,952
Decrease/(increase) in inventories	1,054	(18,342)
Decrease/(increase) in other receivables and prepayments	362	(160,266)
(Decrease)/increase in trade payables	(8,123)	2,211
Increase in other payables and accruals	280	109,450

Cash generated by operating activities	104,177	117,420
Interest paid	—	(935)
Income tax paid	(16,946)	(24,754)

Net cash generated by operating activities	87,231	91,731

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	—	(151,000)
Interest received	428	2,306
Proceeds from the disposal of property, plant and equipment	396	—
Acquisition of property, plant and equipment	(2)	(10,521)

Net cash generated by/(used in) investing activities	822	(159,215)

Cash flows from financing activities:
Proceeds from short-term bank loans	—	165,000
Repayments of short-term bank loans	—	(150,000)
Time deposits pledged for short-term bank loans	—	(15,000)
Decrease in advance to and from director	903	(7,738)

Net cash generated by / (used in) financing activities	903	(7,738)

Net increase/(decrease) in cash and cash equivalents	88,956	(75,222)
Cash and cash equivalents at beginning of the period	142,302	862,797
Exchange losses on cash and cash equivalents	—	(7,318)

Cash and cash equivalents at end of the period	231,258	780,257

CHINA XINIYA FASHION LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL DATA

(Expressed in thousands of Chinese Renminbi Yuan, except share, per share and per ADS amounts)

	Six Months Ended June 30,
	2010	2011	% Change
	unaudited	unaudited

IFRS operating expenses	(7,313)	(30,710)	319.9%
Adjustment:
Share-based compensation	—	421

Non-IFRS operating expenses	(7,313)	(30,289)	314.2%

IFRS profit before taxation	75,526	89,373	18.3%
IFRS operating margin	29.3%	26.6%
Adjustment:
Share-based compensation	—	421

Non-IFRS profit before taxation	75,526	89,794	18.9%
Non-IFRS operating margin	29.3%	26.7%

IFRS profit for the period	65,891	67,480	2.4%
IFRS net margin	25.5%	20.1%
Adjustment:
Share-based compensation	—	421

Non-IFRS profit for the period	65,891	67,901	3.1%
Non-IFRS net margin	25.5%	20.2%

IFRS Earnings per ADS (in USD)	0.20	0.18	(10.0%)
Adjustment:
Share-based compensation (in USD)	—	*

Non-IFRS Earnings per ADS (in USD)	0.20	0.18	(10.0%)

Weighted average ADS outstanding, basic and diluted (in thousands)[1]	50,000	58,000

*	Less than $0.01 per ADS
[1]	Each ADS represents four ordinary shares.